UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 30,

2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the UBS Group AG consolidated capital instruments and TLAC-eligible senior
unsecured debt information for the second quarter of 2025, published today by the registrant, which appears
immediately following this page.

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

UBS Group AG consolidated capital instruments and
TLAC-eligible senior unsecured debt
Second quarter of 2025
This document

provides information

about the

treatment of

capital instruments

and other

instruments contributing

to
the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss systemically relevant bank (SRB)
framework as of 30 June 2025.

Information

about

the

Swiss

SRB

capital

framework

and

about

Swiss

SRB

going

and

gone

concern

requirements

is
provided in the “Capital,

liquidity and funding, and balance sheet”

section of the UBS Group

Annual Report 2024, which
is available under “Annual reporting” at ubs.com/investors .

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2025
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.25
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.25
Amount eligible for
the gone concern
requirement
as of 30.6.25 Maturity date
First optional call
date
Additional tier 1 capital
1
UBS Group AG CH0286864027 7.8.15 USD 1,575

1,567
Perpetual 7.8.25
2 UBS Group AG CH0506668869 13.11.19 CHF 275

346
Perpetual 13.11.25
3 UBS Group AG CH0558521263 29.7.20 USD 750

720
Perpetual 29.7.26
4 UBS Group AG 144A: US902613AD01
RegS: USH42097CB19
10.2.21 USD 1,500

1,279
Perpetual 10.2.31
5 UBS Group AG, Switzerland, or employing subsidiaries
4
21.2.21 USD 402

402
Perpetual 1.3.26
6
UBS Group AG 144A: US902613AG32
RegS: USH42097CL90
2.6.21 USD 750

725
Perpetual 2.6.26
7 UBS Group AG 144A: US902613AJ70
RegS: USH42097CS44
12.1.22 USD 1,500

1,444
Perpetual 12.2.27
8 UBS Group AG CH1160680174 16.2.22 CHF 265

336
Perpetual 16.2.27
9 UBS Group AG, Switzerland, or employing subsidiaries
4
18.2.22 USD 453

453
Perpetual 1.3.27
10 UBS Group AG, Switzerland, or employing subsidiaries
4
17.2.23 USD 426

426
Perpetual 1.3.28
11 UBS Group AG 144A: US902613BF40
RegS: USH42097ES26
13.11.23 USD 1,750

1,781
Perpetual 13.11.28
12 UBS Group AG 144A: US902613BE74
RegS: USH42097ER43
13.11.23 USD 1,750

1,786
Perpetual 13.11.33
13 UBS Group AG 144A: US902613BK35
RegS: USH42097EW38
12.2.24 USD 1,000

995
Perpetual 12.4.31
14 UBS Group AG, Switzerland, or employing subsidiaries
4
16.2.24 USD 550

550
Perpetual 1.3.29
15 UBS Group AG CH1325807860 21.2.24 SGD 650

531
Perpetual 21.8.29
16 UBS Group AG CH1357852636 24.6.24 SGD 675

557
Perpetual 21.12.29
17 UBS Group AG 144A: US902613BN73
RegS: USH42097EZ68
10.9.24 USD 1,500

1,487
Perpetual 10.9.29
18 UBS Group AG 144A: US225401BH08
RegS: USH42097FA09
10.2.25 USD 1,500

1,526
Perpetual 10.2.30
19 UBS Group AG 144A: US225401BJ63
RegS: USH42097FB81
10.2.25 USD 1,500

1,528
Perpetual 10.8.34
20 UBS Group AG, Switzerland, or employing subsidiaries
4
21.2.25 USD 573

573
Perpetual 1.3.30
Total high-trigger loss-absorbing additional tier 1 capital

19,012
Total additional tier 1 capital

19,012
Tier 2 capital
1 UBS AG, Stamford branch
5
US870836AC77 21.7.95 USD 251

0
15.7.25
2 UBS AG
6
31.8.95 CHF 50

0
1.9.25
3 UBS AG, Jersey branch
5
XS0062270581 18.12.95 GBP 61

0
18.12.25
4 UBS AG, Stamford branch
5
US870845AC84 3.9.96 USD 218

196
1.9.26
5 UBS AG, London branch
6
XS0102733317 15.10.99 EUR 25

0
15.10.29
6 UBS AG, London branch
6
XS0102733408 15.10.99 EUR 25

0
15.10.29
7 UBS AG, London branch
6
XS0104830772 1.12.99 USD 80

0
3.1.28
8 UBS AG, London branch
6
XS0105838964 23.12.99 USD 19

0
30.12.27
9 UBS AG, London branch
6
XS0105839269 23.12.99 USD 46

0
30.12.26
Total non-Basel III-compliant tier 2 capital

196
Total tier 2 capital

196

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2025
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.25
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.25
Amount eligible for
the gone concern
requirement
as of 30.6.25 Maturity date
First optional call
date
TLAC-eligible senior unsecured debt
1 UBS Group AG
7
SEC: US902613AY48
144A: US902613AZ13
RegS: USH42097EH60
21.5.15 USD 2,000

1,566
15.5.45
2 UBS Group AG 144A: US90351DAB38
RegS: USG91703AB73
24.9.15 USD 2,500

0
24.9.25
3 UBS Group AG CH0310451858 22.2.16 CHF 150

0
23.2.26
4 UBS Group AG 144A: US90351DAF42
RegS: USG91703AK72
5.4.16 USD 2,000

0
15.4.26
5 UBS Group AG
7
SEC: US902613BB36
144A: US902613BA52
RegS: USH42097EJ27
18.4.16 USD 2,000

0
17.4.26
6 UBS Group AG CH0330938876 8.8.16 GBP 500

0
8.8.25
7 UBS Group AG CH0336602930 1.9.16 EUR 1,250

1,446
1.9.26 1.6.26
8 UBS Group AG 144A: US225401AC20
RegS: USH3698DAR55
9.1.17 USD 2,250

2,171
9.1.28 9.1.27
9 UBS Group AG 144A: US90352JAC71
RegS: USH4209UAC02
23.3.17 USD 2,000

1,952
23.3.28 23.3.27
10 UBS Group AG CH0385997058 27.10.17 JPY 8,300

56
27.10.27 27.10.26
11 UBS Group AG CH0385997066 27.10.17 JPY 10,000

62
27.10.33 27.10.32
12 UBS Group AG 144A: US225401AF50
RegS: USH3698DBM59
12.1.18 USD 2,000

1,873
12.1.29 12.1.28
13 UBS Group AG CH0406415312 29.3.18 USD 422.7
8

259
9
29.3.48 29.3.23
14 UBS Group AG CH0419042517 29.6.18 USD 204.1
8

134
9
29.6.48 29.6.23
15 UBS Group AG CH0406415296 11.7.18 EUR 100

100
9
4.7.34 11.7.28
16 UBS Group AG CH0428194218 31.8.18 USD 265.3
8

173
9
31.8.48 31.8.23
17 UBS Group AG CH0438965599 26.10.18 USD 141.7
8

98
9
26.10.48 26.10.23
18 UBS Group AG CH0445624999 9.11.18 JPY 20,000

137
9.11.28 9.11.27
19 UBS Group AG CH0449619078 27.12.18 USD 140.9
8

98
9
27.12.48 27.12.23
20 UBS Group AG CH0449619094 30.1.19 USD 167.7
8

115
9
30.1.49 30.1.24
21 UBS Group AG CH0457206792 30.1.19 USD 167.7
8

115
9
30.1.49 30.1.24
22 UBS Group AG CH0457206834 30.1.19 USD 139.3
8

95
9
30.1.49 30.1.24
23 UBS Group AG CH0474977748 29.5.19 USD 171.9
8

104
9
29.5.49 29.5.24
24 UBS Group AG CH0483180912 11.6.19 EUR 100

102
9
11.3.30 11.3.29
25 UBS Group AG CH0483180946 24.6.19 EUR 1,500

1,722
24.6.27 24.6.26
26 UBS Group AG CH0483180987 27.6.19 USD 169.4
8

98
9
27.6.49 27.6.24
27 UBS Group AG 144A: US902613AA61
RegS: USH42097AZ05
13.8.19 USD 1,500

1,376
13.8.30 13.8.29
28 UBS Group AG CH0494734418 10.9.19 EUR 1,000

1,032
10.9.29
29 UBS Group AG CH0506668844 4.11.19 USD 172.9
8

104
9
4.11.49 4.11.22
30 UBS Group AG CH0517825276 14.1.20 EUR 1,250

1,403
14.1.28 14.1.27
31 UBS Group AG CH0511762046 31.1.20 USD 343.7
8

124
9
31.1.60 31.1.25
32 UBS Group AG CH0521617321 4.3.20 USD 144.9
8

88
9
4.3.50 4.3.25

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2025
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.25
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.25
Amount eligible for
the gone concern
requirement
as of 30.6.25 Maturity date
First optional call
date
33 UBS Group AG 144A: US225401AP33
RegS: USH3698DCW23
1.4.20 USD 3,000

2,758
1.4.31 1.4.30
34 UBS Group AG CH0535271214 14.4.20 USD 245.3
8

129
9
14.4.50 14.4.25
35 UBS Group AG CH0547243250 22.5.20 USD 119.2
8

60
9
22.5.50 22.5.25
36 UBS Group AG CH0543827189 27.5.20 USD 595.7
8

301
9
27.5.50 27.5.25
37 UBS Group AG CH0550413337 9.6.20 GBP 750

964
9.6.28 9.6.27
38 UBS Group AG 144A: US902613AC28
RegS: USH42097BT36
30.7.20 USD 1,300

1,263
30.1.27 30.1.26
39 UBS Group AG CH0558521271 18.8.20 AUD 40.6
8

19
9
18.8.35 18.8.30
40 UBS Group AG CH0561923860 22.9.20 USD 62.7
8

32
9
22.9.50 22.9.23
41 UBS Group AG CH0576402181 5.11.20 EUR 1,500

1,650
5.11.28 5.11.27
42 UBS Group AG CH0579132942 24.11.20 USD 40

31
9
24.11.35 24.11.23
43 UBS Group AG CH0581183594 3.12.20 AUD 45

22
9
3.12.35 3.12.23
44 UBS Group AG CH0587372951 12.1.21 USD 112.6
8

61
9
12.1.51 12.1.26
45 UBS Group AG CH0591979627 18.1.21 EUR 1,500

1,351
18.1.33
46 UBS Group AG CH0588488863 29.1.21 USD 372.8
8

209
9
29.1.51 29.1.26
47 UBS Group AG 144A: US225401AT54
RegS: USH3698DDG63
2.2.21 USD 2,000

1,921
2.2.27 2.2.26
48 UBS Group AG 144A: US902613AE83
RegS: USH42097CC91
11.2.21 USD 2,000

1,718
11.2.32 11.2.31
49 UBS Group AG CH0595205524 24.2.21 EUR 1,000

1,104
24.2.28
50 UBS Group AG CH0595205532 24.2.21 EUR 1,250

1,216
24.2.33
51 UBS Group AG CH0598928718 24.2.21 CHF 360

441
24.8.29 24.8.28
52 UBS Group AG US902613AF58 25.2.21 USD 25

20
9
25.2.36 25.2.24
53 UBS Group AG CH0595205490 26.2.21 USD 193.3
8

113
9
26.2.51 26.2.26
54 UBS Group AG CH0595205508 26.2.21 AUD 102.4
8

38
9
26.2.51 26.2.26
55 UBS Group AG CH0598928734 4.3.21 USD 40

32
9
4.3.36 4.3.24
56 UBS Group AG 144A: US225401AU28
RegS: USH3698DDH47
14.5.21 USD 3,250

2,783
14.5.32 14.5.31
57 UBS Group AG CH1112455774 26.5.21 USD 305.1
8

187
9
26.5.51 26.5.26
58 UBS Group AG 144A: US902613AH15
RegS: USH42097CM73
10.8.21 USD 2,000

1,914
10.8.27 10.8.26
59 UBS Group AG CH1142231682 3.11.21 EUR 1,250

1,459
3.11.26 3.11.25
60 UBS Group AG CH1142231690 3.11.21 EUR 1,250

1,260
3.11.31
61 UBS Group AG CH1142231708 3.11.21 GBP 400

498
3.11.29 3.11.28
62 UBS Group AG CH1145096165 9.11.21 CHF 440

532
9.11.28 9.11.27
63 UBS Group AG CH1142754311 15.11.21 GBP 450

549
15.11.29 15.11.28

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2025
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.25
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.25
Amount eligible for
the gone concern
requirement
as of 30.6.25 Maturity date
First optional call
date
64 UBS Group AG 144A: US902613AK44
RegS: USH42097CT27
11.1.22 USD 1,500

1,284
11.2.33 11.2.32
65 UBS Group AG 144A: US902613AL27
RegS: USH42097CU99
11.1.22 USD 1,500

1,058
11.2.43 11.2.42
66 UBS Group AG CH1174335732 24.3.22 EUR 2,000

2,338
13.10.26 13.10.25
67 UBS Group AG CH1174335740 24.3.22 EUR 1,500

1,644
2.4.32 2.4.31
68 UBS Group AG CH1175016083 25.3.22 AUD 40.4
8

25
9
25.3.32 25.3.25
69 UBS Group AG CH1167887269 29.3.22 USD 91
8

55
9
29.3.47 29.3.27
70 UBS Group AG CH1174335773 4.4.22 JPY 5,000

33
9
4.4.28 4.4.26
71 UBS Group AG 144A: US902613AP31
RegS: USH42097DB00
12.5.22 USD 1,200

1,183
12.5.28 12.5.27
72 UBS Group AG CH1182086871 16.5.22 EUR 45

48
9
17.5.37 16.5.27
73 UBS Group AG CH1187520452 18.5.22 AUD 65.6 8

40
9
18.5.37 18.5.25
74 UBS Group AG CH1194000340 15.6.22 EUR 1,000

1,172
15.6.27 15.6.26
75 UBS Group AG CH1194000357 15.6.22 EUR 1,000

1,154
15.6.30 15.6.29
76 UBS Group AG CH1195555425 22.6.22 EUR 25

25
9
22.6.42 22.6.29
77 UBS Group AG 144A: US902613AS79
RegS: USH42097DK09
5.8.22 USD 1,750

1,724
5.8.27 5.8.26
78 UBS Group AG 144A: US902613AT52
RegS: USH42097DL81
5.8.22 USD 1,500

1,389
5.8.33 5.8.32
79 UBS Group AG 144A: US225401AY40
RegS: USH3698DDR29
12.8.22 USD 1,500

1,466
15.7.26 15.7.25
80 UBS Group AG 144A: US225401AV01
RegS: USH3698DDN15
12.8.22 USD 1,750

1,765
11.8.28 11.8.27
81 UBS Group AG 144A: US225401AZ15
RegS: USH3698DDS02
12.8.22 USD 3,000

3,048
12.8.33 12.8.32
82 UBS Group AG CH1204175116 16.8.22 EUR 33.6
8

30
9
16.8.52 16.8.32
83 UBS Group AG CH1211713180 7.9.22 GBP 750

1,038
30.9.27 30.9.26
84 UBS Group AG CH1211713198 7.9.22 GBP 750

1,088
7.9.33 7.9.32
85 UBS Group AG CH1210198151 8.9.22 EUR 37

40
9
8.9.42 8.9.32
86 UBS Group AG CH1212189141 15.9.22 EUR 120

134
9
15.9.37 15.9.34
87 UBS Group AG CH1213243889 21.9.22 EUR 30

35
9 21.9.32 21.9.27
88 UBS Group AG CH1213243905 28.9.22 JPY 10,000

52
9 28.9.42
89 UBS Group AG CH1214797172 14.11.22 EUR 3,000

3,890
1.3.29 1.3.28
90 UBS Group AG 144A: US225401BB38
RegS: USH3698DDW14
14.11.22 USD 2,000

2,290
15.11.33 15.11.32
91 UBS Group AG CH1236363391 11.1.23 EUR 1,000

1,188
11.1.31 11.1.30
92 UBS Group AG 144A: US902613AU26
RegS: USH42097DS35
12.1.23 USD 1,750

1,748
12.1.27 12.1.26
93 UBS Group AG 144A: US902613AV09
RegS: USH42097DT18
12.1.23 USD 2,250

2,230
12.1.34 12.1.33

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2025
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.25
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.25
Amount eligible for
the gone concern
requirement
as of 30.6.25 Maturity date
First optional call
date
94 UBS Group AG CH1242301294 16.1.23 EUR 42

48
9
16.1.43 16.1.33
95 UBS Group AG CH1244731761 9.2.23 AUD 70.3
8

46
9
9.2.38 9.2.26
96 UBS Group AG CH1244731779 15.2.23 EUR 90

105
9
15.2.38 15.2.33
97 UBS Group AG CH1244731787 17.2.23 EUR 33.5
8

37
9
17.2.43 17.2.33
98 UBS Group AG CH1255915022 16.3.23 AUD 40

26
9
16.3.38 16.3.30
99 UBS Group AG CH1248666922 16.3.23 JPY 10,000

68
16.3.33
100 UBS Group AG CH1255915006 17.3.23 EUR 1,046

1,263
17.3.28 17.3.27
101 UBS Group AG CH1255915014 17.3.23 EUR 977

1,206
17.3.32 17.3.31
102 UBS Group AG CH1255915030 17.3.23 AUD 57.4
8

36
9
17.3.38 17.3.26
103 UBS Group AG CH1253456094 21.3.23 AUD 200

133
9
21.3.33 21.3.26
104 UBS Group AG CH1277240953 29.6.23 EUR 25

28
9
29.6.43 29.6.33
105 UBS Group AG CH1277240961 30.6.23 EUR 50

57
9
30.6.43 30.6.31
106 UBS Group AG 144A: US225401BC11
RegS: USH42097EL72
22.9.23 USD 1,250

1,266
22.12.27 22.12.26
107 UBS Group AG 144A: US225401BE76
RegS: USH42097EN39
22.9.23 USD 1,500

1,530
22.9.29 22.9.28
108 UBS Group AG 144A: US225401BG25
RegS: USH42097EQ69
22.9.23 USD 1,750

1,798
22.9.34 22.9.33
109 UBS Group AG CH1305916756 21.11.23 EUR 87.3
8

103
9
21.11.38 21.11.30
110 UBS Group AG CH1305916798 30.11.23 EUR 25

30
9
30.11.38 30.11.32
111 UBS Group AG CH1305916806 30.11.23 EUR 60

72
9
30.11.38 30.11.30
112 UBS Group AG CH1305916822 7.12.23 AUD 54.8
8

34
9
7.12.53 7.12.26
113 UBS Group AG CH1305916863 15.12.23 CHF 41.5
8

52
9
30.6.34
114 UBS Group AG 144A: US902613BJ61
RegS: USH42097EV54
8.1.24 USD 1,750

1,759
8.2.30 8.2.29
115 UBS Group AG 144A: US902613BH06
RegS: USH42097EU71
8.1.24 USD 2,250

2,229
8.2.35 8.2.34
116 UBS Group AG CH1305916897 9.1.24 EUR 1,250

1,470
9.6.33 9.6.32
117 UBS Group AG CH1314941464 17.1.24 EUR 50

59
9
17.1.44 17.1.29
118 UBS Group AG CH1331113543 13.3.24 EUR 25

29
9
13.3.44 13.3.32
119 UBS Group AG CH1331113600 15.4.24 USD 38.2
8

38
9
15.4.29 15.4.27
120 UBS Group AG 144A: US902613BL18
RegS: USH42097EX11
13.5.24 USD 1,750

1,801
13.9.30 13.9.29
121 UBS Group AG CH1348614079 21.5.24 EUR 50

57
9
21.5.34
122 UBS Group AG CH1348614152 22.5.24 CHF 335

439
22.5.30 22.5.29
123 UBS Group AG CH1348614095 23.5.24 EUR 26.4
8

31
9
23.5.44 23.5.29
124 UBS Group AG CH1353257855 14.6.24 EUR 70

82
9
14.6.44 14.6.27
125 UBS Group AG CH1357852727 16.7.24 USD 26.5
8

26
9 16.7.39 16.7.29
126 UBS Group AG CH1357852743 23.7.24 USD 80.6
8

80
9
23.1.32 23.1.31

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2025
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.25
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.25
Amount eligible for
the gone concern
requirement
as of 30.6.25 Maturity date
First optional call
date
127 UBS Group AG CH1357852719 25.7.24 JPY 4100

26
9
25.7.54 25.7.29
128 UBS Group AG CH1357852768 30.7.24 EUR 25

31
9
30.7.31 30.7.27
129 UBS Group AG CH1357852776 30.7.24 EUR 35

42
9
30.7.36 30.7.27
130 UBS Group AG 144A: US902613BM90
RegS: USH42097EY93
6.9.24 USD 1,500

1,377
6.9.45 6.9.44
131 UBS Group AG CH1377443820 20.9.24 USD 50

50
9
20.9.34 20.9.30
132 UBS Group AG CH1377443861 26.9.24 EUR 43

48
9
26.9.44 26.9.34
133 UBS Group AG CH1380011366 6.11.24 USD 51.7
8

52
9
6.11.31 6.11.27
134 UBS Group AG CH1390516966 13.11.24 USD 41.3
8

41
9
13.11.31 13.11.28
135 UBS Group AG CH1390516974 19.11.24 USD 31
8

31
9
19.11.31 19.11.27
136 UBS Group AG CH1396329794 22.11.24 USD 51.6 8

52
9
22.11.30 22.11.28
137 UBS Group AG CH1396329828 3.12.24 USD 30.9
8

31
9
3.12.30 3.12.27
138 UBS Group AG CH1414003454 12.2.25 EUR 1,250

1,470
12.2.30 12.2.29
139 UBS Group AG CH1414003462 12.2.25 EUR 1,500

1,738
12.2.34 12.2.33
140 UBS Group AG CH1414003538 21.2.25 USD 35.7
8

34
9
21.2.55 21.2.28
141 UBS Group AG CH1414003553 24.2.25 EUR 30

34
9 24.2.40 24.2.30
142 UBS Group AG CH1414003579 3.3.25 EUR 33.5

39
9
3.3.40 3.3.28
143 UBS Group AG CH1428866979 14.3.25 AUD 44.8
8

28
9
14.3.45 14.3.30
144 UBS Group AG CH1428866995 14.3.25 EUR 50

59
9
14.3.35 14.3.30
145 UBS Group AG CH1428867118 3.4.25 CNY 201.4
8

28
9
3.4.30 3.4.28
146 UBS Group AG CH1428867159 10.4.25 USD 50.6
8

50
9
10.4.31 10.4.28
147 UBS Group AG CH1433241101 10.4.25 USD 50.6
8

50
9
10.4.32 10.4.28
148 UBS Group AG CH1433241127 11.4.25 USD 40.4
8

39
9
11.4.32 11.4.28
149 UBS Group AG 144A: US902613BQ05
RegS: USH42097FD48
9.5.25 USD 1,750

1,742
9.5.36 9.5.35
150 UBS Group AG CH1433241192 12.5.25 EUR 1,250

1,471
12.5.29 12.5.28
151 UBS Group AG CH1433241259 21.5.25 EUR 25

28
9
21.5.40
152 UBS Group AG CH1433241242 22.5.25 EUR 31

35
9
22.5.37 22.5.28
153 UBS Group AG CH1449583652 30.5.25 EUR 22.5

24
9
30.5.40
154 UBS Group AG CH1454185856 24.6.25 EUR 47.6

53
9
24.6.37 24.6.28
155 UBS Group AG CH1454185864 26.6.25 USD 25
8

25
9
26.6.28
156 UBS Group AG CH1454185898 26.6.25 USD 30
8

30
9
26.6.31 26.6.28
Total TLAC-eligible senior unsecured debt

99,254
1 Refer to “Capital and total loss-absorbing capacity instruments” under “Bondholder information” at ubs.com/investors for more information about the key features and the terms and conditions of the instruments included in the table above. Instruments are listed according to their issuance date.

2 On 12 June 2023,
Credit Suisse Group AG

merged with and into

UBS Group AG,

and its obligations under

its outstanding debt securities

became obligations of UBS

Group AG.

3 Instruments available to

meet gone concern requirements

remain eligible until one

year before maturity.

4 Relates to Deferred Contingent

Capital Plan
awards.

5 Non-Basel III-compliant tier 2 capital instruments

issued by UBS AG qualify as gone

concern instruments.

6 Non-Basel III-compliant tier 2 capital

instruments (originally issued by Credit Suisse

AG) do not qualify as gone concern instruments.

7 The ISINs for this instrument

have changed compared with
those from original issuance.

8 Information corresponds to the amortized

face amount as of 30 June

2025 and therefore includes the applicable

accrual yield and, if applicable,

the issue price discount, with

the numbers being rounded to one

decimal place.

9 The eligible amounts presented

are adjusted for own-
credit-related gains / losses.

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Cautionary statement

|

This report

and the

information contained

herein are

provided solely

for information

purposes, and

are not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent annual report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report,

any website

addresses are provided

solely for information

and are not

intended to

be active links.

UBS does not

incorporate

the contents
of any such websites into this report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly_____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Copetti-Campi______________
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

July 30, 2025